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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (RULE 13E-4)
                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        WESTCOAST HOSPITALITY CORPORATION
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     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                  HAVING AN EXERCISE PRICE OF $15.00 PER SHARE,
                         UNDER 1998 STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                                     95750P
    (CUSIP Number of Class of Securities (Underlying Common Stock, Par Value
                                $.01 Per Share))

                                ARTHUR M. COFFEY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        WESTCOAST HOSPITALITY CORPORATION
                      201 WEST NORTH RIVER DRIVE, SUITE 100
                            SPOKANE, WASHINGTON 99201
                                 (509) 459-6100
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                FRANK C. WOODRUFF
                              RIDDELL WILLIAMS P.S.
                      1001 FOURTH AVENUE PLAZA, SUITE 4500
                            SEATTLE, WASHINGTON 98154
                                 (206) 624-3600

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
          $4,329,460                                           $865.89


* Calculated solely for purposes of determining the filing fee. The transaction value represents the aggregate value of 646,188 shares of common stock of WestCoast Hospitality Corporation, the number of shares underlying the options eligible for exchange in this offer. Such aggregate value was calculated based on the common stock's closing sale price of $6.70 on June 27, 2002, as reported by the New York Stock Exchange.

** Previously paid.
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

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                     Form or Registration No.: Not applicable.
                     Filing Party: Not applicable.
                     Date Filed: Not Applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1
|X| issuer tender offer subject to Rule 13e-4
|_| going-private transaction subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed by WestCoast Hospitality Corporation (the "Company") with the Securities and Exchange Commission on July 2, 2002 (the "Schedule TO"), relating to an offer by the Company to its current employees to exchange options that such employees hold under the 1998 Stock Incentive Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $15 per share (the "Eligible Options"), for new options to be granted under the Plan (the "New Options") to purchase shares of Common Stock (the "Option Shares") upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer to Exchange") and the related Letter of Transmittal (the "Letter of Transmittal").

      The information set forth in the Offer to Exchange and the Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule TO is incorporated herein by reference except that such information is hereby amended and supplemented to the extent specifically provided herein.


ITEM 4. TERMS OF THE TRANSACTION.

Item 4 is hereby supplemented and amended as follows:

(a) Question and Answer No. 4 in the "Summary Term Sheet" portion of the Offer to Exchange is amended to read as follows:

                4. WHAT ARE THE CONDITIONS TO THE OFFER?

                The offer is not conditioned upon a minimum number of options being tendered. The offer is subject to a number of conditions described herein, including the conditions described in
                Section 6.

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(b)        The fifth sentence of the subsection entitled "DETERMINATION OF
           VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS" of Section 3 of the Offer to Exchange - Procedures for Tendering Options - is amended to read as follows:

                We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder; however, if we waive any of the conditions of the offer for any particular option holder, we will waive the same condition for all option holders.

(c) The last sentence of the last paragraph of Section 5 of the Offer to Exchange - Acceptance of Options for Exchange and Issuance of New Options - is amended to read as follows:

                Promptly after the expiration of the offer, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

(d) Section 6 of the Offer to Exchange - Conditions to the Offer - is amended by adding the following paragraph immediately prior to the last paragraph thereof:

                For purposes of this Section 6, the contemplated benefits of the offer to us include our belief that this offer will provide renewed performance incentives to our employees and that, for many of our employees, the exchange will provide the employees the benefit of owning options that over time may have a greater potential to increase in value. To the extent employees elect to participate in the exchange, the offer will also benefit us by increasing the number of shares of Common Stock with respect to which we may grant options in the future under the 1998 Plan.

(e) The third sentence of paragraph 4 of the Instructions to the Letter of Transmittal is amended to read as follows:

                The Company also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Options, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties; however, if the Company waives any of the conditions of the Offer for any particular option holder, the Company will waive the same condition for all option holders.

(f) The first paragraph on page 3 of the Letter of Transmittal is amended to read as follows:

                I agree to all of the terms and conditions of the Offer.

           Further, the Company agrees that the Letters of Transmittal received by the Company will be interpreted as if the words "read" and "understand" had not been included in this paragraph.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

           Dated:  July 16, 2002.
                                          WESTCOAST HOSPITALITY CORPORATION



                                           By: /s/ Arthur M. Coffey
                                               --------------------------------
                                               Arthur M. Coffey
                                               Executive Vice President and
                                               Chief Financial Officer
















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